UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-12019

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 Hector Street

Conshohocken, PA 19428

Quaker Chemical Corporation

Retirement Savings Plan

Page Number
Report of Independent Registered Public Accounting Firm	1

Basic Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 - 7

Additional Information*

Schedule I – Schedule of Assets (Held at End of Year)	8

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	9

Exhibits

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

    Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for each of the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania
June 24, 2008

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2007		2006
Investments, at fair value
Registered investment companies:
Columbia Small Cap Growth Fund, Inc.	$2,755,231	*	$2,080,378	*
Vanguard 500 Index Fund Investor Shares	11,025,457	*	11,039,202	*
Vanguard Balanced Index Fund Investor Shares	1,301,957		1,108,707
Vanguard Extended Market Index Fund Investor Shares	1,528,320		1,175,125
Vanguard International Growth Fund	2,553,917	*	1,856,183	*
Vanguard Target Retirement 2005 Fund	379,491		95,464
Vanguard Target Retirement 2010 Fund	623,325		419,086
Vanguard Target Retirement 2015 Fund	782,685		711,040
Vanguard Target Retirement 2020 Fund	435,536		238,958
Vanguard Target Retirement 2025 Fund	852,573		635,143
Vanguard Target Retirement 2030 Fund	352,271		216,994
Vanguard Target Retirement 2035 Fund	135,090		71,836
Vanguard Target Retirement 2040 Fund	116,445		77,138
Vanguard Target Retirement 2045 Fund	76,282		15,376
Vanguard Target Retirement 2050 Fund	56,090		306
Vanguard Target Retirement Income	56,665		301
Vanguard Total Bond Market Index Fund	3,860,593	*	3,087,198	*
Vanguard U.S. Growth Fund	1,485,207		1,203,611
Vanguard Windsor II Fund	2,586,444	*	2,228,893	*

	30,963,579		26,260,939

Vanguard Retirement Savings Trust	6,815,463	*	6,402,038	*
Quaker Chemical Corporation Stock Fund #	3,248,468	*	3,004,479	*
Participant Loans	758,228		634,517
Vanguard Brokerage Option
Common Stock	133,418		49,831
Registered Investment Companies	3,946		21,906

Total investments	41,923,102		36,373,710

Receivables
Employer’s contributions	75,941		75,681
Due from broker for VBO unsettled trades	—		8,435

Total Receivables	75,941		84,116

Net assets available for benefits	$41,999,043		$36,457,826

*	Represents 5% or more of net assets available for benefits.
#	A portion of this investment option is nonparticipant-directed.

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2007	2006
Additions
Investment income:
Interest and dividend income, investments	$1,799,819	$1,422,908
Interest income, participant loans	54,388	37,146
Net appreciation in fair value of investments	717,063	2,463,829

	2,571,270	3,923,883

Contributions:
Employer	1,717,321	1,499,900
Participant	2,992,924	2,590,237

	4,710,245	4,090,137

Total additions	7,281,515	8,014,020

Deductions:
Payment of benefits	1,740,298	4,778,871

Total deductions	1,740,298	4,778,871

Net increase	5,541,217	3,235,149
Net assets available for plan benefits:
Beginning of year	36,457,826	33,222,677

End of year	$41,999,043	$36,457,826

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. The Plan document is a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates. The Plan is administered by a committee appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement. Employees designated as AC Products, Inc. (“AC”) participants are eligible to participate in the Plan on the first day of the month coincident with or next following the employee’s completion of one year of service.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year, not to exceed the annual Internal Revenue Code limits. The Company matches 50% of each participant’s contribution up to 6% of compensation, except for those participants designated by the Company as AC participants. The first 50% of the match can be allocated by each participant to any investment options available in the Plan. The second 50% of the Company match will be allocated to the Quaker Chemical Corporation Stock Fund (the “Company Stock Fund). Effective January 1, 2007, the plan was amended to provide that all participants may diversify the investment of Plan funds that are invested in the Company Stock Fund. Prior to January 1, 2007, a participant was not permitted to change the investment of this amount until he reached age 50. This amendment was made to comply with the Pension Protection Act of 2006. The Plan provides for a nondiscretionary nonelective contribution on behalf of Quaker Chemical Corporation non-bargaining participants who have completed one year of service equal to 3% of the eligible participant’s compensation.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary contributions, which would be allocated on the basis of eligible participants’ applicable compensation. Upon completing 1 year of service, each participant shall be eligible to receive discretionary contributions on the first day of the month coinciding with or next following the date on which the participant meets the 1 year of service requirement.

Participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions shall be made with respect to catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years. Interest rates at December 31, 2007 range from 5.00% to 9.25%.

Payment of Benefits

Generally, upon separation of service, for any reason, a participant may receive a lump sum amount equal to the value of the participant’s account. If a participant’s vested account balance exceeds $1,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for 6 months following the receipt of the hardship withdrawal.

Vesting

Participants are fully vested in Company matching contributions, Company discretionary contributions and employee voluntary contributions plus actual earnings upon entering the Plan. The nondiscretionary nonelective Company contributions vest in accordance with the following schedule:

Years of Service	Percentage
Less than 3	0%
3 or more	100%

Forfeitures

As of the last day of each Plan year, any forfeited amounts shall, in the discretion of the Company, be used to reduce future Company matching contributions or pay any administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, affected participants shall become 100% vested in their employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Equities are valued at last quoted sales price as of the close of trading at year-end; such securities not traded on the year-end date are valued at the last quoted bid prices. Fixed income securities are valued using the last quoted bid price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution to the Company Stock Fund. Effective January 1, 2007, participants and beneficiaries may direct that matching contributions (automatically invested in the Company Stock Fund) be invested in another investment fund. Information about the net assets and components of the changes in net assets relating to the nonparticipant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2007	2006
Net Assets:
Company Stock Fund	$1,718,546	$1,557,273

	Year Ended December 31,
	2007	2006
Changes in Net Assets:
Interest & dividend income	$62,656	$57,026
Net appreciation (depreciation)	(8,334)	194,172
Contributions	415,458	344,568
Distributions	(308,507)	(296,262)

	$161,273	$299,504

NOTE 4 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 5 – INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2007	2006
Registered investment companies	$735,045	$2,081,196
Common stock	(17,982)	382,633

	$717,063	$2,463,829

NOTE 6 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a). The Plan has been amended since receiving the determination letter. However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

NOTE 8 – RECONCILIATION TO FORM 5500

Payments of benefits included in the 2007 financial statements now include $3,484 of deemed distributions related to employee loans, previously not included in the 2005 financial statements.

NOTE 9 – CORRECTIVE DISTRIBUTIONS

Payments of Benefits of $1,740,298 for the plan year ended December 31, 2007 include payments of $41,806 made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

NOTE 10 – SUBSEQUENT EVENTS

The plan was amended effective January 1, 2008 to fully vest participants in nondiscretionary nonelective Company contributions, to provide that eligible AC employees will receive the nonelective Company contributions, and to comply with the safe harbor provisions of IRC section 401(k)(12).

QUAKER CHEMICAL CORPORATION	Schedule I
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2007

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790, PN 112

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
	Columbia Small Cap Growth Fund, Inc.	Registered Investment Company	$2,755,231
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	11,025,457
*	Vanguard Balanced Index Fund Investor Shares	Registered Investment Company	1,301,957
*	Vanguard Extended Market Index Fund Investor Shares	Registered Investment Company	1,528,320
*	Vanguard International Growth Fund	Registered Investment Company	2,553,917
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	379,491
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	623,325
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	782,685
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	435,536
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	852,573
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	352,271
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	135,090
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	116,445
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	76,282
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	56,090
*	Vanguard Target Retirement Income	Registered Investment Company	56,665
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	3,860,593
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,485,207
*	Vanguard Windsor II Fund	Registered Investment Company	2,586,444
*	Vanguard Brokerage Option	Vanguard Brokerage Option	137,364
*	Vanguard Retirement Savings Trust	Common/Collective Trust	6,815,463
*	Quaker Chemical Corporation **	Common Stock Fund	3,248,468
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (5.00% - 9.25%)	758,228

Total assets held for investment purposes			$41,923,102

*	Party in Interest
**	In part, a nonparticipant-directed investment, for which cost is $2,996,482

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation Retirement Savings Plan

June 26, 2008	By:	/s/ D. Jeffry Benoliel
Vice President, Secretary and General Counsel